SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Summit Therapeutics PLC
(Name of Issuer)

American Depositary Shares and Ordinary Shares, par value £0.01 per share
(Title of Class of Securities)

86627R102
(CUSIP Number)

Hugh Orange
c/o Lansdowne Partners (UK) LLP
15 Davies Street
London W1K 3AG England
44-20-7290-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2015
(Date of Event Which Requires Filing of this Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.
          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86627R102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lansdowne Partners (UK) LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,727,170[1]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,727,170[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,727,170[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.80%

14.	TYPE OF REPORTING PERSON

IA

1 The 15,727,170 Ordinary Shares beneficially owned consist of 11,077,170 Ordinary Shares and 930,000 American Depositary Shares, which may be exchanged for Ordinary Shares at a 1:5 ratio.

CUSIP No.	86627R102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lansdowne Developed Markets Master Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,727,170[2]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,727,170[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,727,170[2]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.80%

14.	TYPE OF REPORTING PERSON

CO

2 The 15,727,170 Ordinary Shares beneficially owned consist of 11,077,170 Ordinary Shares and 930,000 American Depositary Shares, which may be exchanged for Ordinary Shares at a 1:5 ratio.

CUSIP No. 86627R102	13D/A
Statement on Schedule 13D/A

ITEM 1.	SECURITY AND ISSUER.
This statement on Schedule 13D/A (the "Schedule 13D/A") relates to the Ordinary Shares, par value £0.01 per share (the "Ordinary Shares") and the American Depositary Shares, each representing five Ordinary Shares (the "ADSs" and together with the Ordinary Shares, the "Shares"), of Summit Therapeutics PLC, a foreign private issuer incorporated in England and Wales whose principal executive office is located at 85b Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom (the "Issuer").

ITEM 2.	IDENTITY AND BACKGROUND.
(a-c, f)        This Schedule 13D/A is being filed on behalf of: (i) Lansdowne Partners (UK) LLP, an English limited liability partnership ("Lansdowne") and (ii) Lansdowne Developed Markets Master Fund Limited, a Cayman Islands exempted company (the "Fund" and together with Lansdowne, the "Reporting Persons").  The Fund is a privately offered investment fund that holds the Shares reported in this Schedule 13D/A.  Lansdowne is the investment adviser to the Fund and as a result is the beneficial owner of the Shares reported in this Schedule 13D/A.
The principal business address of Lansdowne is 15 Davies Street, London W1K 3AG, England and the principal business address of the Fund is c/o Credit Suisse Administration Services (Ireland) Limited, Kilmore House, Park Lane, Spencer Dock, Dublin 1, Ireland.
(d)                  None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the Fund.  The total cost for the Ordinary Shares beneficially owned by the Reporting Persons is £18,676,103 and the total cost for the ADSs beneficially owned by the Reporting Persons is $9,207,000.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

ITEM 4.	PURPOSE OF TRANSACTION.
The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.
The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D/A.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a - e)           Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.
The transactions by the Reporting Persons in the Shares during the past sixty days, which were open market transactions, are set forth in Exhibit B.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Exhibit B	Joint Filing Agreement Schedule of Transactions in Shares

CUSIP No. 86627R102	13D/A
SIGNATURES
                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 26, 2015

Lansdowne Partners (UK) LLP	/s/ Hugh Orange
Signature

Hugh Orange
Chief Compliance Officer

Lansdowne Developed Markets Master Fund Limited	/s/ Hugh Orange
Signature

Hugh Orange
Chief Compliance Officer of its investment adviser

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D/A, dated March 26, 2015, relating to the Ordinary Shares, par value £0.01 per share and the American Depositary Shares, each representing five Ordinary Shares, of Summit Therapeutics PLC shall be filed on behalf of the undersigned.

Date: March 26, 2015

Lansdowne Partners (UK) LLP	/s/ Hugh Orange
Signature

Hugh Orange
Chief Compliance Officer

Lansdowne Developed Markets Master Fund Limited	/s/ Hugh Orange
Signature

Hugh Orange
Chief Compliance Officer of its investment adviser

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

3/5/15	American Depositary Shares[3]	930,000		$9.90

3 The American Depositary Shares may be exchanged for Ordinary Shares, par value £0.01 per share, at a 1:5 ratio.